VIA EDGAR

June 18, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

This letter responds to the comments on Post-Effective Amendment No. 42 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Global Opportunities Fund (the “Fund”) that were provided to me by telephone on Friday, June 13, 2008 by the staff of the Securities and Exchange Commission (the “Staff”).

1. SEC Comment: Under the section entitled “Fund–Summary–Principal Strategies” in the Prospectus on page 4, the third bullet point states that the Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (typically 30-80%). The Staff has indicated that a significant portion of the Fund’s total assets would be at least 40%. Please revise disclosure as appropriate.

Response: The Registrant will change the disclosure to read as follows: “The Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (typically 40-80%).”

2. SEC Comment: Under the section entitled “Additional Information about the Wasatch Global Opportunities Fund-Investment Strategies and Risks” in the Prospectus beginning on page 8, there is a risk for exchange traded funds. Please indicate if exchange traded funds is a principal risk and if it is please include relevant disclosure under the sections “Summary- Principal Strategies” and “Summary-Principal Risks” at the beginning of the Prospectus.

Response: Exchange traded funds are not a principal investment strategy for the Fund.

3. SEC Comment: Under the section entitled “Fees and Expenses” in the Prospectus on page 11, footnote 3 to the fee table stated that the contractual fee waiver will be in place until at least January 31, 2009. The Staff has indicated that a contractual fee waiver must be in place for at least one year. Please revise your disclosure accordingly.

Response: The contractual fee waiver for the Fund will be in place until at least January 31, 2010.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:	R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

June 18, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 42 to the Registrant’s registration statement filed on Form N-1A for the Registrant on April 16, 2008 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on June 13, 2008. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles
Russell L. Biles